# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: FURY GOLD MINES LTD, CIK 0001514597
CUSIP: 36117T100
Title of class of securities: Common Shares without par value
Address of issuer's principal executive offices: 401 Bay Street, 16th Floor,, Toronto, Ontario Canada (A6), M5H 2Y4
Date of event which requires filing of this statement: 05/23/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0000002809

## Reporting persons
- AGNICO EAGLE MINES LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 17,206,000; shared voting power 0; sole dispositive power 17,206,000; shared dispositive power 0; aggregate amount beneficially owned 17,206,000 (9.9% of the class)
  Comment: The number of shares beneficially owned includes common shares issuable upon the exercise of certain warrants to purchase 6,728,000 common shares that are held by the Reporting Person.

## Item 1. Issuer
Name of issuer: FURY GOLD MINES LTD
Address of issuer's principal executive offices: 401 Bay Street, 16th Floor, Toronto , A6, M5H 2Y4

## Item 2. Person Filing
Name of person filing: Agnico Eagle Mines Limited
Address of principal business office or, if none, residence: 145 King Street East, Suite 400, Toronto, Ontario, Canada, M5C 2Y7
Citizenship: Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
17,206,000 as of May 23, 2025.

On May 23, 2025, the Reporting Person entered into an agreement to subscribe for and purchase 6,728,000 units, with each unit consisting of one common share and a warrant to purchase one common share. As a result, the Reporting Person acquired 6,728,000 common shares and 6,728,000 common share purchase warrants. Therefore, the Reporting Person currently beneficially owns an aggregate of 17,206,000 common shares of the Issuer.
Percent of class:
9.9% as of May 23, 2025.

The percentage of class of common shares is calculated based on 173,538,345 common shares deemed issued and outstanding as of May 23, 2025, being the sum of (i) 160,332,345 common shares issued and outstanding as of May 14, 2025 as disclosed by the Issuer in its Management's Discussion and Analysis for the three months ended March 31, 2025, attached as Exhibit 99.2 to the Issuer's Report of Foreign Private Issuer on Form 6-K furnished by Issuer on May 15, 2025, (ii) 6,728,000 common shares purchased by the Reporting Person on May 23, 2025, and (iii) 6,728,000 common shares issuable upon the exercise of common share purchase warrants purchased by the Reporting Person on May 23, 2025 (referred to in Item 4(a) above).
Sole power to vote or to direct the vote: 17,206,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 17,206,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- AGNICO EAGLE MINES LIMITED: /s/ Chris Vollmershausen, Chris Vollmershausen/Executive Vice President, Legal, General Counsel & Corporate Secretary (05/29/2025)